FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of March, 2005

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F X                             Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____             No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The press releases attached as Exhibits 2 and 3 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840;
(iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Dierbergs Markets Completes Roll Out of Retalix StoreLine and Dell POS Solutions, dated March 17, 2005.

2. Press Release: Retalix Ltd. Expands its Enterprise And Supply Chain Management Solutions - Announces Acquisition of Integrated Distribution Solutions (IDS), dated April 1, 2005.

3. Press Release: Retalix Expands its Enterprise Grocery Solutions - Announces Acquisition of TCI Solutions, dated April 1, 2005.

4. Press Release: Retalix Announces Conference Call to Discuss First Quarter Results And Increases Its Guidance for FY 2005, dated April 1, 2005.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   RETALIX LIMITED


Date: April 4, 2005.               By: /s/ Guy Geri
                                      -----------------

                                   Guy Gery, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

1. Press Release: Dierbergs Markets Completes Roll Out of Retalix StoreLine and Dell POS Solutions, dated March 17, 2005.

2. Press Release: Retalix Ltd. Expands its Enterprise And Supply Chain Management Solutions - Announces Acquisition of Integrated Distribution Solutions (IDS), dated April 1, 2005.

3. Press Release: Retalix Expands its Enterprise Grocery Solutions - Announces Acquisition of TCI Solutions, dated April 1, 2005.

4. Press Release: Retalix Announces Conference Call to Discuss First Quarter Results And Increases Its Guidance for FY 2005, dated April 1, 2005.